EX-99.B(d)h2imafee

                  EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT


                        UNITED HIGH INCOME FUND II, INC.

                                  FEE SCHEDULE

A cash fee computed each day on net asset value for the Fund at the annual rates listed below:

Net Assets                                        Fee
Up to $500 million                                0.625% of net assets
Over $500 million and up to $1 billion            0.60% of net assets
Over $1 billion and up to $1.5 billion            0.55% of net assets
Over $1.5 billion                                 0.50% of net assets




As Amended and Effective June 30, 1999.